EXHIBIT 14.1

                       PREMIER FINANCIAL BANCORP, INC.

                 CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER,
              CHIEF FINANCIAL OFFIER, AND CHIEF ACCOUNTING OFFICER

In my role as Chief Executive Officer (CEO), Chief Financial Officer (CFO) or Chief Accounting Officer (CAO) of Premier Financial Bancorp, Inc. (the "Company"), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

1. Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships. A "conflict of interest" exists when an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

2. Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable. If I am the CEO or CFO I shall review the annual and quarterly reports before certifying and filing them with the SEC.

3. Comply with all applicable laws, rules, and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

4. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgement to be subordinated.

5. Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information. I acknowledge that confidential information acquired in the course of business is not to be used for personal advantage.

6. Proactively promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

7. Maintain control over and responsibly manage all assets and resources employed or entrusted to me by the Company.

8. Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of this Code or the Code of Business and Ethics. Such report shall be made to the Chairman of the Board of Directors and the Chairman of the Audit Committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

9. Comply with this Code and the Code of Business Conduct and Ethics. I understand that if I violate any part of this Code, I will be subject to disciplinary action up to and including termination.

I understand that this Code is subject to all applicable laws, rules and regulations. This Code incorporates by reference the Code of Business Conduct and Ethics that applies to all directors, officers, and employees.

I understand that if there is a conflict between this Code and a Company policy or procedure, the Code of Business Conduct and Ethics, or any applicable law, rule or regulation, then I must consult with the Chairman of the Board of Directors or the Chairman of the Audit Committee of the Board of the Directors for guidance.

I understand that there shall be no waiver of, modification of, or change to any part of this Code except by a vote of the Board of Directors or a designated Board committee. In the event that a waiver of, modification of, or a change to this Code is granted, then the notice of the waiver, modification and/or change, shall be disclosed as required by applicable law or applicable self regulatory organization or SEC rules.




/s/ Robert W. Walker                                  April 14, 2004
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Chief Executive Officer                                     Date


/s/ Brien M. Chase                                    April 14, 2004
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Chief Financial Officer                                     Date



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Chief Accounting Officer                                    Date